GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK
50 Main Street
White Plains, New York 10606

April 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Great-West Life & Annuity Insurance Company of New York
(“Great-West of New York”)
COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 13 to Registration Statement on Form N-6 (“Amendment”)
File Nos. 333-144503 & 811-22091

Commissioners:

On behalf of Great-West of New York and the above-named Registrant and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement on Form N-6 for a flexible premium variable universal life insurance policy (the “Policy”).

The Amendment reflects changes in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 12 to Registrant’s registration statement, filed pursuant to Rule 485(a) under the Securities Act on February 28, 2014, and makes other changes to update information required to be updated annually.

Set forth below is each Staff comment, communicated by telephone call to Registrant’s outside counsel on April 4, 2014, by Mr. Mark Cowan of the Commission’s Insured Investments Office, followed by Registrant’s response.

Comment No. 1

In paragraph 11 on page 2 of the “Summary” section under “Paid-Up Life Insurance,” explain what “paid-up” insurance means.

U.S. Securities and Exchange Commission
April 29, 2014

Response

Comment complied with by adding an explanatory sentence on page 2 and an explanatory clause on page 29 in the sections entitled “Paid-Up Insurance.”

Comment No. 2

In the “Policy Risks” section on page 4, add disclosure addressing credit risk of the insurer.

Response

Comment complied with by adding a new section 9 under “Policy Risks” entitled “General Account Risk.”

Comment No. 3

In the “Loans” section of the prospectus, disclose how to obtain the current loan interest rate.

Response

Comment complied with by adding a sentence in the “Loans” section on page 36 indicating that specific loan interest rate information may be obtained by calling a specified telephone number.

Comment No. 4

Consider disclosing the spread in the Fee Table (on page 9 under “Loan Interest”) instead of the maximum loan rate as spread is a known figure.

Response

Upon consideration of the Staff’s comment, no change was made. The maximum interest rate for Policy loans is the Moody’s Corporate Bond Yield Average – Monthly Average Corporates, which is published by Moody’s Investor Service, Inc. The spread is not an appropriate figure to include in the Fee Table because it can vary based on certain factors such as the number of years. Accordingly, as required by Form N-6, the maximum loan interest rate is disclosed in the Fee Table.

“Tandy” Representations

Registrant hereby acknowledges as follows:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission
April 29, 2014

•
Comments of the Commission Staff or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense to any action initiated by the Commission under the federal securities laws of the United States, except as otherwise legally permissible.

*        *        *

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Carlton Fields Jorden Burt, P.A.at 202-965-8130.

Sincerely yours,

/s/ Julie J. Collett

Julie J. Collett
Lead Counsel

cc:	Mark A. Cowan, Esq., Insured Investments Office